Filed by Aurora Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 and

Rule 14d-2(b) under the Securities Exchange Act of 1934

Subject Company: Aurora Acquisition Corp.

(Commission File No. 001-40143)

FAQ: SPAC

•	What is a SPAC?

•	A special purpose acquisition company (SPAC) is a company that is formed to raise capital through an initial public offering (IPO) strictly for the purpose of identifying and acquiring an existing company. Also known as "blank check companies," SPACs have been around for decades. In recent years, they've become more popular, attracting big-name underwriters and investors and raising a record amount of IPO proceeds. For example, according to SPACInsider.com, in 2020 approximately 250 SPACs completed an IPO raising gross proceeds of $84 billion, which accelerated in early 2021 with over 300 SPAC IPOs raising more than $100 billion of gross proceeds year-to-date.

•	In this case, we’ve entered into a transaction whereby Aurora (Nasdaq: AURC), a SPAC sponsored by UK-based private equity firm Novator Capital, will merge with Better. Better will also receive proceeds from an investment in Aurora by SoftBank and certain institutional investors through a private investment in public equity immediately before closing. When the transaction closes, which we anticipate to be in the fourth quarter of 2021, we will be a public company with shares of common stock trading on the Nasdaq.

•	What does this mean for Better? Why are we doing this?

•	As noted in the press release, Better will receive at completion approximately $778 million cash proceeds to fuel our growth. In addition, entering the public capital markets can improve our access to capital in the future as we continue to grow. Our mission is to provide the best customer experience to more and more people seeking home financing, and this deal will provide significant capital to grow our team, invest in our product and technology, and ultimately become the foremost homeownership company in America.

•	What can I say to people that ask me about this?

•	You should not comment on any aspect of the announcement or the transaction. All press or other third-party inquiries should be directed to Patrick Lenihan (plenihan@better.com).

•	Is the SPAC publicly traded now?

•	Yes, Aurora’s shares are traded on the Nasdaq under the ticker AURC. You may NOT buy shares in Aurora due to insider trading law and Better policy.

•	What is the SPAC’s current share price?

•	As with any publicly-traded security, the share price fluctuates throughout the course of the trading day.

•	What happens to my option awards?

•	For those of you who hold options, nothing changes with respect to your existing option awards as a result of this announcement—whether your awards are vested OR unvested, they will continue to vest in the ordinary course on their original vesting schedule and subject to the same terms and conditions.

•	If you have options outstanding at the time of the closing of the transaction, those options will be converted into options to purchase shares of the new publicly-listed company with substantially the same terms and conditions as your outstanding options. The number of shares underlying your new option and the exercise price will be adjusted pursuant to an exchange ratio that will be determined under the merger agreement in a manner that preserves the aggregate spread value of the option award.

•	What happens if I am waiting for my equity to be granted?

•	Anyone who is eligible for a new hire options grant will receive their grant in Restricted Stock Units (RSUs). RSUs are the equity vehicle of choice for most public companies who offer equity to their employees.

•	What about future equity grants once this translation is completed?

•	Better’s equity program will be in RSUs moving forward, and all future employee equity awards are expected to be granted in the form of RSUs.

•	Does this deal affect our company valuation? What is it now?

•	This deal ascribes to Better a $[6.9] billion pre-money equity value.

•	Are we pausing equity option grants for new hires?

•	New hires are expected to receive RSUs.

•	Since I work here at Better, am I considered an ‘Insider’? And does that mean I can be held accountable for insider trading?

•	An insider is anyone who has a relationship of trust and confidence with the Company. So yes, every Better employee is an insider.

•	As an employee, you must NEVER share ‘non-public’ or proprietary information with anyone outside of Better. Also you must NEVER use ‘non-public’ or proprietary information of Better to trade securities or in a manner that is not authorized by Better.

•	When can I sell my shares? / Will I be subject to a lockup?

•	We have a ways to go before shares of Better are publicly traded. We will update you as we get closer to the closing of the transaction, likely in the fourth quarter of 2021.

•	If I already have an option grant, is my vesting schedule impacted?

•	No. All option grant vesting schedules remain unchanged.

•	If I get a call or meet someone from the media, an industry analyst, or financial analyst that knows that I work at Better... and they ask about the IPO… what should I tell them?

•	You should not comment on any aspect of the announcement or the transaction. All press or other third-party inquiries should be directed to Patrick Lenihan (plenihan@better.com)

•	Where can I direct further questions about my personal equity?

•	Equity@better.com

Important Information for Investors and Shareholders

This communication relates to a proposed transaction between Aurora Acquisition Corp. (“Aurora”) and Better HoldCo, Inc. (“Better”).  This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Aurora intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of Aurora, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Aurora shareholders. Aurora also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Aurora are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Neither the SEC nor any securities commission or any other U.S. or non-U.S. jurisdiction has approved or disapproved of the business combination or information included herein.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Aurora through the website maintained by the SEC at www.sec.gov. The documents filed by Aurora with the SEC also may be obtained free of charge at Aurora’s website at https://aurora-acquisition.com/ or upon written request to Aurora Acquisition Corp., 20 North Audley Street, London W1K 6LX, United Kingdom, Attention: Arnaud Massenet, Chief Executive Officer, +44 (0)20 3931 9785.

Participants in the Solicitation

Aurora and its directors and executive officers may be deemed participants in the solicitation of proxies from Aurora’s stockholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Aurora is contained in Aurora’s registration statement on Form S-1, which was initially filed with the SEC on February 12, 2021, and is available free of charge at the SEC’s web site at sec.gov, or by directing a request to Aurora Acquisition Corp., 20 North Audley Street, London W1K 6LX, United Kingdom, Attention: Arnaud Massenet, Chief Executive Officer, +44 (0)20 3931 9785. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Better and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Aurora in connection with the business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the Registration Statement when available.

Forwarding Looking Statements

This communication only speaks at the date hereof and may contain, and related discussions may contain, “forward-looking statements” within the meaning of U.S. federal securities laws. These statements include descriptions regarding the intent, belief, estimates, assumptions or current expectations of Aurora, Better or their respective officers with respect to the consolidated results of operations and financial condition, future events and plans of Aurora and Better. These forward-looking statements may be identified by a reference to a future period or by the use of forward-looking terminology. Forward-looking statements are typically identified by words such as “expect”, “believe”, “foresee”, “anticipate”, “intend”, “estimate”, “goal”, “strategy”, “plan”, “target” and “project” or conditional verbs such as “will”, “may”, “should”, “could” or “would” or the negative of these terms, although not all forward-looking statements contain these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs, estimates and projections, and various assumptions, many of which are inherently uncertain and beyond Aurora’s and Better’s control. Such expectations, beliefs, estimates and projections are expressed in good faith, and management believes there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs, estimates and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Better is experiencing significant changes within the mortgage lending and servicing ecosystem which have magnified such uncertainties. In the past, actual results have differed from those suggested by forward-looking statements and this may happen again.

Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to, Better’s performance, capabilities, strategy, and outlook; our expectations regarding the sustainability of Better’s rapid growth and its ability to manage its growth effectively; the demand for Better’s solutions and products and services, including the size of Better’s addressable market, market share, and market trends; Better’s ability to operate under and maintain Better’s business model; Better’s ability to develop and protect its brand; our expectations regarding financial performance including Better’s operational and financial targets; our estimates regarding expenses, future revenue, capital requirements and Better’s need for additional financing; the degree of business and financial risk associated with certain of Better’s loans; the high volatility in, or any inaccuracies in the estimates of, the value of Better’s assets; any changes in macro-economic conditions and in U.S. residential real estate market conditions, including changes in prevailing interest rates or monetary policies and the effects of the ongoing COVID-19 pandemic; Better’s expectations regarding the impact of the COVID-19 pandemic on Better’s business including on the volume of consumers refinancing existing loans, Better’s ability to produce loans, liquidity and employees; Better’s competitive position; Better’s ability to improve and expand its information technology and financial infrastructure, security and compliance requirements and operating and administrative systems; Better’s future investments in its technology and operations; Better’s intellectual property position, including its ability to maintain, protect and enhance Better’s intellectual property; the need to hire additional personnel and Better’s ability to attract and retain such personnel; Better’s ability to obtain additional capital and maintain cash flow or obtain adequate financing or financing on terms satisfactory to us; the effects of Better’s existing and future indebtedness on its liquidity and Better’s ability to operate our business; our expectations concerning relationships with third parties; Better’s plans to adopt the secured overnight financing rate (“SOFR”); the impact of laws and regulations and Better’s ability to comply with such laws and regulations including laws and regulations relating to fair lending, real estate brokerage matters, title and settlement services, consumer protection, advertising, tax, title insurance, loan production and servicing activities, data privacy, and anti-corruption; any changes in certain U.S. government-sponsored entities and government agencies, including Fannie Mae, Freddie Mac, Ginnie Mae and the FHA; Aurora’s expectations regarding the period during which we will qualify as an emerging growth company under the JOBS Act; the increased expenses associated with being a public company; and Better’s anticipated use of existing resources and the proceeds from the business combination.

There may be other risks not presently known to us or that we presently believe are not material that could also cause actual results to differ materially. Analysis and opinions contained in this communication may be based on assumptions that, if altered, can change the analysis or opinions expressed. In light of the significant uncertainties inherent in the forward-looking statements included in this communication, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this report will be achieved, and you are cautioned not to place substantial weight or undue reliance on these forward-looking statements. These forward-looking statements speak only as of the date they are made and, Aurora and Better each disclaims any obligation, except as required by law, to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.